

04015104

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
- 1 2004
158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response...	12.00

SEC FILE NUMBER

8-52220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cambridge Legacy Securities, ~~Inc.~~ LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17780 Preston Rd., Suite 100
                                   (No. and Street)

Dallas   Texas   75252-5644
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                    (Name – if individual, state last, first, middle name)

14175 Proton Rd.   Dallas   TX   75244
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Ben Carroll_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Cambridge Legacy Securities, Inc._____ , as of __December 31_____ , 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DEANNA J. CARROLL
Notary Public, State of Texas
My Commission Expires 12-27-05

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAMBRIDGE LEGACY SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

CAMBRIDGE LEGACY SECURITIES, LLC

CONTENTS



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Cambridge Legacy Securities, LLC

We have audited the accompanying statement of financial condition of Cambridge Legacy Securities, LLC, as of December 31, 2003, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Legacy Securities, LLC, as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
January 23, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS • CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL

CAMBRIDGE LEGACY SECURITIES, LLC
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 70,510
Receivable from broker-dealers	10,141
Investment account securities	200
Other receivables	5,000
Due from affiliates	2,000
	$ 87,851

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued liabilities	$ 33,758

Member's equity

Total Member's equity	54,093
	$ 87,851

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE LEGACY SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2003

Revenues

Commission income	$ 420,192
Unrealized loss on investment securities	(1,900)
Other income	42,883
Interest income	60
	461,235

Expenses

Commission expense	221,835
Clearing expense	61,568
Regulatory fees and expenses	7,879
Other expenses	145,140
	436,422

Income before income taxes	24,813
Provision for Federal income taxes	-0-
Net income	$ 24,813

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE LEGACY SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2003

Balances at December 31, 2002	$ 29,280
Net income	24,813
Balances at December 31, 2003	$ 54,093

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE LEGACY SECURITIES, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2003

Balance at December 31, 2002	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2003	$	-0-

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE LEGACY SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:

Net income	$ 24,813
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Unrealized loss on investment securities	1,900
Changes in assets and liabilities:	
Increase in receivable from broker-dealers	(60)
Increase in other receivables	(1,875)
Increase in due from affiliates	(2,000)
Increase in accounts payable and accrued liabilities	27,819
Net cash provided (used) by operating activities	50,597

Cash flows from investing activities:

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities:

Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	50,597
Cash and cash equivalents at beginning of year	19,913
Cash and cash equivalents at end of year	$ 70,510

Supplemental Disclosures

Cash paid for:

Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Cambridge Legacy Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

The Company operates as a Texas Limited Liability Company (L.L.C.) and has a sole member, Cambridge Legacy Group, Inc. (the "Parent"). It's member has limited personal liability for the obligations or debts of the entity.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Marketable securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expense is adjusted to a trade date basis.

Substantially all of the Company's business is conducted with customers located in Texas.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2003, the Company had net capital of approximately $36,922 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .9 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii).

Note 4 -   Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 5 -   Related Parties

Parent provides administrative service, equipment and office space to the Company. Expenses incurred for this service during 2003 were $140,023 and are included in other expenses.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2003

Schedule I

<u>CAMBRIDGE LEGACY SECURITIES, LLC</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2003</u>

COMPUTATION OF NET CAPITAL

Total Member's equity qualified for net capital	$ 54,093
Total capital and allowable subordinated liabilities	54,093
Deductions and/or charges	
Receivable from broker-dealers	(10,141)
Other receivables	(5,000)
Due from affiliates	(2,000)
Net capital before haircuts on securities positions	36,952
Haircuts on securities	(30)
Net capital	$ 36,922

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 33,758
Total aggregate indebtedness	$ 33,758

<u>CAMBRIDGE LEGACY SECURITIES, LLC</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2003</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total
    aggregate indebtedness) $ 2,252

Minimum dollar net capital requirement of
    reporting broker or dealer $ 5,000

Net capital requirement (greater of above two
    minimum requirement amounts) $ 5,000

Net capital in excess of required minimum $ 31,922

Excess net capital at 1000% $ 33,546

Ratio: Aggregate indebtedness to net capital   .9 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital, as reported in the Company's Part (II)	
unaudited Focus report	$ 37,313
Less: unrealized losses	(390)
Rounding	(1)
Net capital per audited report	$ 36,922

Schedule II

<u>CAMBRIDGE LEGACY SECURITIES, LLC</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2003</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Dain Correspondent Services

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2003



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Cambridge Legacy Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of Cambridge Legacy Securities, LLC, (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS • CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
January 23, 2004